SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 11-K


               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      For the year ended December 31, 1998

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          Commission file number 1-3551



                 EQUITABLE RESOURCES, INC. EMPLOYEE SAVINGS PLAN

                (Full title of the Plan and address of the Plan, if different from that of the issuer named below)




                            EQUITABLE RESOURCES, INC.

                One Oxford Centre, Suite 3300, 301 Grant Street,
                         Pittsburgh, Pennsylvania 15219


             (Name of issuer of the securities held pursuant to the
               Plan and the address of principal executive office)

                                    CONTENTS


                                                                          Page

Report of independent auditors                                              2


Financial statements

   Statements of net assets available for benefits                          3
   Statements of changes in net assets available for benefits             4 - 7
   Notes to financial statements                                         8  - 13
Supplementary information

   Schedule 1:
      Item 27(a) Assets Held for Investment Purposes                       14

   Schedule 2:
      Item 27(d) Reportable Transactions                                   15

Signature                                                                  16

Index to Exhibits                                                          17

                         REPORT OF INDEPENDENT AUDITORS



Administrative Committee
Equitable Resources, Inc. Employee Savings Plan


           We have audited the accompanying statements of net assets available for benefits of the Equitable Resources, Inc. Employee Savings Plan as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

           We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

           In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

           Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.




                                               /s/ Ernst & Young LLP
                                   -------------------------------------------
                                                   Ernst & Young LLP


Pittsburgh, Pennsylvania
June 25, 1999


                            EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                         December 31
                                                                   1998                 1997
                                                             --------------------------------------


Investments, at fair value:
   The George Putnam Fund of Boston                          $    8,687,884       $    8,741,371
   The Putnam Fund for Growth and Income                         14,247,551           12,191,995
   Putnam Income Fund                                             1,867,331            1,902,608
   Putnam Voyager Fund                                           17,086,413           12,685,425
   Putnam Asset Allocation:  Growth Portfolio                     2,417,163            1,849,272
   Putnam Asset Allocation:  Balanced Portfolio                   1,442,395            1,309,012
   Putnam Asset Allocation:  Conservative Portfolio                 489,228              691,494
   Putnam International Growth Fund                               2,541,968            1,916,443
   Loan Fund                                                        888,800            1,020,130
   Putnam Stable Value Fund                                       9,387,724            6,914,442
   Employer Stock Fund                                            6,350,462            5,988,605
   Guaranteed Interest Account                                      240,235                    -
   Alliance Bond Fund                                                   110                    -
   Alliance Common Stock Fund                                         1,474                    -
   Alliance Balanced Fund                                               782                    -
                                                             ---------------      ---------------
                                                                 65,649,520           55,210,797

Receivables
   Employer Contribution                                          1,050,313            2,503,906
                                                             ---------------      ---------------

Net assets available for benefits                            $   66,699,833       $   57,714,703
                                                             ===============      ===============


                             See accompanying notes.



                            EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                              WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1998




                                            The George            The Putnam
                                           Putnam Fund         Fund for Growth        Putnam Income         Putnam Voyager
                                            of Boston             and Income              Fund                    Fund
                                        ------------------------------------------------------------------------------------

Additions:
   Investment income:
      Interest and dividends            $        825,495      $      1,273,097      $         121,990      $      1,156,744
      Interest on participant loans                    -                     -                      -                     -
                                        -----------------     -----------------     ------------------     -----------------

         Total investment income                 825,495             1,273,097                121,990             1,156,744

   Net appreciation (depreciation)
      in fair value of investments                88,708               551,063                (52,737)            1,988,801
   Contributions:
      Matching                                   278,717               580,128                 95,212               827,454
      Contract                                   542,699             1,164,483                158,880             1,634,758
                                        -----------------     -----------------     ------------------     -----------------
         Total contributions                     821,416             1,744,611                254,092             2,462,212
                                        -----------------     -----------------     ------------------     -----------------

         Total additions                       1,735,619             3,568,771                323,345             5,607,757

Deductions:
   Withdrawals by participants                   902,071             1,226,126                273,699             1,263,484
   Expenses                                          662                 1,176                    258                 1,411
                                        -----------------     -----------------     ------------------     -----------------

         Total deductions                        902,733             1,227,302                273,957             1,264,895

Transfers to (from) funds                       (903,563)             (291,231)               (84,943)               35,508
Transfers from(to)  other plans                   17,190                 5,318                    278                22,618
Other                                                  -                     -                      -                     -
                                        -----------------     -----------------     ------------------     -----------------

         Net increase (decrease)
            in net assets available
            for benefits                         (53,487)            2,055,556                (35,277)            4,400,988

Net assets available for benefits:
   At beginning of year                        8,741,371            12,191,995              1,902,608            12,685,425
                                        -----------------     -----------------     ------------------     -----------------

   At end of year                       $      8,687,884      $     14,247,551      $       1,867,331      $     17,086,413
                                        =================     =================     ==================     =================

                             See accompanying notes.


                            EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                              WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                   (CONTINUED)


                                                                                       Putnam Asset
                                          Putnam Asset           Putnam Asset           Allocation:              Putnam
                                          Allocation:            Allocation:           Conservative          International
                                        Growth Portfolio      Balanced Portfolio        Portofolio            Growth Fund
                                        ------------------------------------------------------------------------------------

Additions:
   Investment income:
      Interest and dividends            $         64,854      $         47,448      $          24,343       $        74,813
      Interest on participant loans                    -                     -                      -                     -
                                        -----------------     -----------------     ------------------     -----------------

         Total investment income                  64,854                47,448                 24,343                74,813

   Net appreciation (depreciation)
      in fair value of investments               190,790               100,368                 17,643               295,202
   Contributions:
      Matching                                   155,371                81,579                 25,908               143,357
      Contract                                   367,774               136,435                 35,336               373,030
                                        -----------------     -----------------     ------------------     -----------------
         Total contributions                     523,145               218,014                 61,244               516,387
                                        -----------------     -----------------     ------------------     -----------------

         Total additions                         778,789               365,830                103,230               886,402

Deductions:
   Withdrawals by participants                   199,993               170,254                 67,592               296,054
   Expenses                                          360                   172                     98                   221
                                        -----------------     -----------------     ------------------     -----------------

         Total deductions                        200,353               170,426                 67,690               296,275

Transfers to (from) funds                        (10,545)              (62,021)              (237,806)               30,900
Transfers from(to)  other plans                        -                     -                      -                 4,498
Other                                                  -                     -                      -                     -
                                        -----------------     -----------------     ------------------     -----------------

         Net increase (decrease)
            in net assets available
            for benefits                         567,891               133,383               (202,266)              625,525

Net assets available for benefits:
   At beginning of year                        1,849,272             1,309,012                691,494             1,916,443
                                        -----------------     -----------------     ------------------     -----------------

   At end of year                       $      2,417,163      $      1,442,395      $         489,228      $      2,541,968
                                        =================     =================     ==================     =================

                             See accompanying notes.


                            EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                              WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                   (CONTINUED)


                                                                Putnam Stable            Employer             Guaranteed
                                            Loan Fund             Value Fund            Stock Fund         Interest Account
                                        ------------------------------------------------------------------------------------

Additions:
   Investment income:
      Interest and dividends            $              -      $        432,956      $         237,411      $              -
      Interest on participant loans               82,659                     -                      -                     -
                                        -----------------     -----------------     ------------------     -----------------

         Total investment income                  82,659               432,956                237,411                     -

   Net appreciation (depreciation)
      in fair value of investments                     -                     -             (1,040,309)               29,033
   Contributions:
      Matching                                         -                98,707              1,782,918                 6,767
      Contract                                         -             2,458,410                201,793                     -
                                        -----------------     -----------------     ------------------     -----------------
         Total contributions                           -             2,557,117              1,984,711                 6,767
                                        -----------------     -----------------     ------------------     -----------------

         Total additions                          82,659             2,990,073              1,181,813                35,800

Deductions:
   Withdrawals by participants                   167,520             2,457,233                515,234               584,185
   Expenses                                            -                 1,757                    286                 5,131
                                        -----------------     -----------------     ------------------     -----------------

         Total deductions                        167,520             2,458,990                515,520               589,316

Transfers to (from) funds                        (54,240)            1,886,438               (308,497)              (10,316)
Transfers from(to)  other plans                    7,771                (1,879)                 4,061               804,067
Other                                                  -                57,640                      -                     -
                                        -----------------     -----------------     ------------------     -----------------

         Net increase (decrease)
            in net assets available
            for benefits                        (131,330)            2,473,282                361,857               240,235

Net assets available for benefits:
   At beginning of year                        1,020,130             6,914,442              5,988,605                     -
                                        -----------------     -----------------     ------------------     -----------------

   At end of year                       $        888,800      $      9,387,724      $       6,350,462      $        240,235
                                        =================     =================     ==================     =================

                             See accompanying notes.


                            EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                              WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                   (CONTINUED)


                                         Alliance         Alliance Common        Alliance         Contributions
                                         Bond Fund           Stock Fund        Balanced Fund        Receivable         Total Funds
                                        --------------------------------------------------------------------------------------------

Additions:
   Investment income:
      Interest and dividends            $         -      $             -      $            -      $            -      $   4,259,151
      Interest on participant loans                                                                            -             82,659
                                        ------------     ----------------     ---------------     ---------------     --------------

         Total investment income                  -                    -                   -                   -          4,341,810

   Net appreciation (depreciation)
      in fair value of investments              461               18,561              10,488                   -          2,198,072
   Contributions:
      Matching                                    -                   15                  16          (1,453,593)         2,622,556
      Contract                                    -                    -                   -                   -          7,073,598
                                        ------------     ----------------     ---------------     ---------------     --------------
         Total contributions                      -                   15                  16          (1,453,593)         9,696,154
                                        ------------     ----------------     ---------------     ---------------     --------------

         Total additions                        461               18,576              10,504          (1,453,593)        16,236,036

Deductions:
   Withdrawals by participants               16,344              252,796              99,632                   -          8,492,217
   Expenses                                      69                  951                 388                   -             12,940
                                        ------------     ----------------     ---------------     ---------------     --------------

         Total deductions                    16,413              253,747             100,020                   -          8,505,157

Transfers to (from) funds                     3,365                5,090               1,861                   -                  -
Transfers from(to)  other plans              12,697              231,555              88,437                   -          1,196,611
Other                                             -                    -                   -                   -             57,640
                                        ------------     ----------------     ---------------     ---------------     --------------

         Net increase (decrease)
            in net assets available
            for benefits                        110                1,474                 782          (1,453,593)         8,985,130

Net assets available for benefits:
   At beginning of year                           -                    -                   -           2,503,906         57,714,703
                                        ------------     ----------------     ---------------     ---------------     --------------

   At end of year                       $       110      $         1,474      $          782      $    1,050,313      $  66,699,833
                                        ============     ================     ===============     ===============     ==============

                             See accompanying notes.


                            EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN
                NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED
                                DECEMBER 31, 1998


1.      Description of Plan

        The following description of the Equitable Resources, Inc. Employee Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

        General

        The Plan is a defined contribution profit sharing and savings plan, with a 401(k) salary reduction feature, implemented on September 1, 1985, by Equitable Resources, Inc. and certain subsidiaries (the Company or Companies).

        All regular, full-time, non-union employees of the Companies are eligible to participate in the Plan immediately upon hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

        Effective January 1, 1998, assets from another plan sponsored by a division of Equitable Resources, Inc., Union Drilling, were merged into the Plan. The amount of assets transferred was approximately $1.1 million. Participants' balances from this former plan were distributed during 1998 as a result of the sale of the division, which occurred in the fourth quarter of 1997.

        Contributions

        Participants  can elect to  contribute  between  1% and 15% of  eligible earnings to the Plan, subject to Internal Revenue Service (IRS) limitations. These contributions are referred to as contract contributions. The Company will match 50% of the first 6% of participants contract contributions.

        In  addition,  beginning  in 1997,  the  Company  shall  make a  special contribution for certain participants. The special contribution shall equal 4% of compensation, as defined in the Plan. These participants are also eligible to receive a performance contribution at the discretion of the Company. The performance contribution is based on the annual performance of the participants' business units. Except for 1997, participants must be employed on the last day of the Plan year to receive the performance contribution. Matching, special and performance contributions are collectively referred to as employer contributions. Amounts accumulated for the special and performance contribution cannot be used for loans. All contributions are allocated to individual participant accounts. In 1998 the Company offered a voluntary resignation program (VRP). For those participants who were a part of the VRP, the special contribution was increased to 12% of eligible compensation for 1998. Participants impacted by the VRP were automatically vested in all employer contributions.

                            EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN
                NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED
                                DECEMBER 31, 1998


1.      Description of Plan (Continued)

        Rollover Contributions

        Participants are allowed to make rollover contributions (contributions transferred to the Plan from other qualified retirement plans), subject to certain requirements.

        Vesting

        Participants are 100% vested in the value of contract contributions made, and any rollover contributions.

        If employment is terminated for any reason other than retirement, death, or total and permanent disability, a participant is entitled to receive the vested value of any employer contributions, as determined in accordance with the following schedule:

            Years of Continuous Service                 Vested Interest

                 Less than five years                          0%
                 Five years or more                          100%

        Amounts forfeited by participants upon termination are used to reduce the amount of the Company's future employer contributions to the Plan. In 1998 forfeitures of approximately $224,000 were used to offset contributions.

        Upon retirement, death, total and permanent disability or termination of the Plan, a participant is entitled to receive the full value of any employer contributions, regardless of years of continuous service.

        Withdrawals by Participants

        Payments to participants are made in one of two ways: a single cash payment or distribution of stock (mandatory for participants who are terminated for a reason other than retirement, death or disability) or equal periodic payments over the lesser of:

        a)     the life expectancy of the participant and beneficiary or

        b)     twenty (20) years.

                            EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN
                NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED
                                DECEMBER 31, 1998


1.      Description of Plan (Continued)

        Loans to Participants

        A participant may borrow money from the Plan in amounts up to 50% of the value of the participant's account, plus the vested portion of employer contributions, subject to certain limitations. All loans are at a rate consistent with rates charged by commercial lenders for similar loans. One half of the participant's nonforfeitable interest in the Plan at the time of the loan is pledged as collateral.

        Investment of Contributions

        Contributions are initially deposited with the Plan's trustee, Putnam Investments (Putnam). The Plan authorizes the participants to direct Putnam to invest their accounts in various combinations of the investment funds described below:

        a. The George Putnam Fund of Boston - is a mutual fund that consists of a portfolio balanced between stocks and bonds.

        b. The Putnam Fund for Growth and Income - is a mutual fund that invests primarily in common stocks that offer potential for capital growth, current income, or both.

        c. Putnam Income Fund - is a mutual fund that invests primarily in income-producing securities, including both government and corporate obligations, preferred stocks, and dividend-paying common stocks.

        d. Putnam Voyager Fund - is a mutual fund that invests primarily in common stocks of smaller and newer companies expected to grow substantially faster than that of the market averages.

        e. Putnam Asset Allocation: Growth Portfolio - is a mutual fund focusing on capital appreciation by investing in a range of both equity and fixed income securities. Equity securities can range between 65-95% of the total assets of the Fund with fixed income securities ranging between 5-35% of the total assets of the Fund.

        f. Putnam Asset Allocation: Balanced Portfolio - is a mutual fund focusing on total return by investing in a range of both equity and fixed income securities. Equity securities can range between 50-75% of the total assets of the Fund with fixed income securities ranging between 25-50% of the total assets of the Fund.

                            EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN
                NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED
                                DECEMBER 31, 1998


1.      Description of Plan (Continued)

        Investment of Contributions (Continued)

        g. Putnam Asset Allocation: Conservative Portfolio - is a mutual fund focusing on total return consistent with preservation of capital; the Fund invests in a range of both equity and fixed income securities. Equity securities can range between 25-45% of the total assets of the Fund with fixed income securities ranging between 55-75% of the total assets of the Fund.

        h. Putnam International Growth Fund - is a mutual fund that invests primarily in a diversified portfolio of stocks of companies located outside North America.

        i. Putnam Stable Value Fund - is a collective investment trust which invests primarily in high-quality, fixed-income investments that offer price stability and liquidity; these investments may include guaranteed investment contracts (GICs) that are guaranteed by an insurance company or bank and generally provide a fixed rate of return for a specified time period. Should the underlying insurance companies and banks which issued the investments experience inadequate financial return on their assets, it could potentially affect the investment return or principal of the Plan's investments. Presently, the Plan is not aware of any situation which would cause this to occur. Withdrawals from this Fund may be temporarily delayed at Putnam's discretion due to the liquidity of the assets underlying this Fund. The annual interest rate for the Putnam Stable Value Fund was 5.77% and 5.9% for the years ended December 31, 1998 and 1997, respectively.

        j.     Employer Stock Fund - invests in the common stock of the Company.

2.      Summary of Significant Accounting Policies

        Investments

        Short-term investments are valued at cost, which approximates market. The Equitable Resources, Inc. Common Stock is valued at market price as quoted on the New York Stock Exchange. The contracts included in the Putnam Stable Value Fund are valued at face value, which approximates market. Other investments are valued at market. There were 218,042 and 169,289 shares of Company common stock as of December 31, 1998 and 1997, respectively.

                            EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN
                NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED
                                DECEMBER 31, 1998


2.      Summary of Significant Accounting Policies (Continued)

        Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

        Certain prior year amounts have been reclassified to comply with the current year presentation.

3.      Plan Termination

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the interests of all affected participants will become fully vested.

4.      Income Tax Status of Plan

        The Plan has received a determination letter from the Internal Revenue Service dated October 11, 1994, stating that the Plan is qualified under
        Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

5.      Transfers in From Another Company Plan

        In July 1997, the Company completed its acquisition of Northeast Energy Services, Inc. (NORESCO). NORESCO had a defined contribution plan that was liquidated in 1998 with the assets being transferred into the Plan. As of January 1, 1998, all former NORESCO employees became eligible to participate in the Plan. Rollovers from NORESCO employees have been included in employee contributions.

                            EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN
                NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED
                                DECEMBER 31, 1998


6.      Year 2000 (Unaudited)

        The Plan Sponsor has determined that no internal computer systems significantly affect the Plan as the Plan's operations have been outsourced to third party service providers. Plan management established formal communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All significant third party service providers have indicated that they are year 2000 compliant. Plan management has not developed a contingency plan because they are confident that all systems are year 2000 ready.

                            SUPPLEMENTARY INFORMATION


                            EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN

                                   Schedule 1
                            Plan 202 EIN: 25-0464690
                 Item 27(a) Assets Held for Investment Purposes
                                December 31, 1998



Column A                       Column B                                      Column C                   Column D        Column E
------------------------------------------------------------------------------------------------------------------------------------
                                                                          Description of                                 Current
                         Identity of Issue                                  Investment                    Cost            Value
------------------------------------------------------------------------------------------------------------------------------------

  *          The George Putnam Fund of Boston                              481,590 units              $  7,988,119    $  8,687,884

  *          The Putnam Fund for Growth and Income                         695,342 units              $ 13,063,902    $ 14,247,551

  *          Putnam Income Fund                                            269,846 units              $  1,886,636    $  1,867,331

  *          Putnam Voyager Fund                                           779,490 units              $ 13,683,948    $ 17,086,413

  *          Putnam Asset Allocation:  Growth Portfolio                    177,341 units              $  2,154,907    $  2,417,163

  *          Putnam Asset Allocation:  Balanced Portfolio                  120,099 units              $  1,324,235    $  1,442,395

  *          Putnam Asset Allocation:  Conservative Portfolio               47,132 units              $    469,326    $    489,228

  *          Putnam International Growth Fund                              132,188 units              $  2,213,098    $  2,541,968

             Loan Fund                                                        8% - 10%                         N/A    $    888,800

  *          Putnam Stable Value Fund                                     9,387,724 units             $  9,387,724    $  9,387,724

  *          Employer Stock Fund                                   218,042 shares of common stock     $  6,099,227    $  6,350,462

             Guaranteed Interest Account                                       5.75%                  $    240,235    $    240,235

             Alliance Bond Fund                                               2 units                 $        110    $        110

             Alliance Common Stock Fund                                       2 units                 $      1,474    $      1,474

             Alliance Balanced Fund                                           5 units                 $        782    $        782

             ---------------------------------------------------------------------------

             *   Party in interest to the Plan.



                            EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN

                                   Schedule 2
                            Plan 202 EIN: 25-0464690
                       Item 27(d) Reportable Transactions
                      For the Year Ended December 31, 1998

Series transactions, when aggregated, including an amount in excess of five percent of the current value of plan assets:

 Column A                    Column B                     Column C        Column D       Column G         Column H         Column I
------------------------------------------------------------------------------------------------------------------------------------
Identity of                                                                                            Current Value
   Party                                                 Purchase         Selling         Cost of        of Asset on       Net Gain
 Involved           Description of Investment              Price           Price           Asset      Transaction Date     or (Loss)
------------------------------------------------------------------------------------------------------------------------------------
 Category
  (iii)

  Putnam      The George Putnam Fund of Boston          $ 2,277,943                     $ 2,277,943      $ 2,277,943
  Putnam      The George Putnam Fund of Boston                          $ 2,420,139     $ 2,114,345      $ 2,420,139       $305,794
  Putnam      The Putnam Fund for Growth and Income     $ 4,808,790                     $ 4,808,790      $ 4,808,790
  Putnam      The Putnam Fund for Growth and Income                     $ 3,304,296     $ 3,010,148      $ 3,304,296       $294,148
  Putnam      Putnam Voyager Fund                       $ 5,638,709                     $ 5,638,709      $ 5,638,709
  Putnam      Putnam Voyager Fund                                       $ 3,226,522     $ 2,807,149      $ 3,226,522       $419,373
  Putnam      Employer Stock Fund                       $ 3,970,276                     $ 3,970,276      $ 3,970,276
  Putnam      Employer Stock Fund                                       $ 2,568,114     $ 2,563,852      $ 2,568,114        $ 4,262
  Putnam      Putnam Stable Value Fund                  $ 8,037,706                     $ 8,037,706      $ 8,037,706
  Putnam      Putnam Stable Value Fund                                  $ 5,357,609     $ 5,357,609      $ 5,357,609            $ -

There were no category (i), (ii) or (iv) transactions.


                                    SIGNATURE








           Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of the Plan have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.









                                            EQUITABLE RESOURCES, INC.
                                              EMPLOYEE SAVINGS PLAN
                                   -------------------------------------------
                                                 (Name of Plan)




                                 By            /s/ David L. Porges
                                   -------------------------------------------
                                                   David L. Porges
                                              Senior Vice President and
                                               Chief Financial Officer






   June 29, 1999

                              EXHIBIT INDEX



Exhibit No.                     Description                 Sequential Page No.

    23              Consent of Independent Auditors                  18